HORIZON LINES, INC.

4064 Colony Road, Suite 200

Charlotte, North Carolina 28211

September 17, 2012

VIA EDGAR AND FEDERAL EXPRESS

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mr. Justin Dobbie

Re:	Horizon Lines, LLC

Registration Statement on Form S-4

Filed August 24, 2012

File No. 333-183561

Dear Mr. Dobbie:

This letter responds to the comments received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) by letter dated September 11, 2012 to Mr. Samuel A. Woodward, President and Chief Executive Officer of Horizon Lines, LLC (the “Company”), with respect to the Company’s Registration Statement on Form S-4 (the “Registration Statement”) filed on August 24, 2012.

The text of the Staff’s comments has been included in this letter in bold and italics for your convenience, and we have numbered the paragraphs below to correspond to the numbers in the Staff’s letter. For your convenience, the Company’s response to each of the numbered comments follows immediately below each numbered comment.

Securities and Exchange Commission

Division of Corporation Finance

General

1.	We note that you are registering the offer to exchange 11% First Lien Senior Secured Notes due 2016 and Second Lien Senior Secured Notes due 2016 in reliance on our position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988). See also Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Sherman & Sterling, SEC No-Action Letter (July 2, 1993). Accordingly, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on our position contained in these letters and include the representations contained in the Morgan Stanley and Sherman & Sterling no-action letters.

Response: We respectfully advise the Staff that we are supplementally providing the Staff with a letter stating that the Company is registering the exchange offer in reliance on the Staff’s position contained in the above-mentioned no-action letters and including the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters. Such letter has also been filed with the Commission.

2.	We note your disclosure on page 16 that the Second Lien Exchange Notes will accrue interest as Cash Interest, PIK Interest or Partial PIK Interest and that, for each interest payment period, you will elect the form of interest payment. Please register the offering of the payment-in-kind notes that may be issued as PIK Interest and Partial PIK Interest for the Second Lien Exchange Notes and revise your registration statement accordingly. For example, revise the calculation of registration fee table and, if necessary, pay any additional fees. In addition, have counsel update its opinion to opine on the payment-in-kind notes. Alternatively, please tell us what exemption from registration is available for such notes.

Response: Based upon the Staff’s comment, we have revised the calculation of registration fee table and will pay additional fees for the registration of payment-in-kind notes. In addition, we respectfully advise the Staff that Kirkland & Ellis LLP has updated its opinion to opine on the payment-in-kind notes and that Carlsmith Ball LLP has confirmed to us that its opinion covers the payment-in-kind notes.

Summary, page 1

3.	We note that you have experienced net losses since the fiscal year ending 2008, and we note your disclosure on page 31 regarding the significant net losses you have experienced in the fiscal years ending 2011 and 2010 and in the six months ending June 24, 2012. Please revise to disclose your history of net losses in one of the opening paragraphs of the Summary section.

Response: Based upon the Staff’s comment, we have revised the disclosure on page 2.

Securities and Exchange Commission

Division of Corporation Finance

Exhibit 5.2

4.	Please have counsel revise to remove the last sentence in the fourth paragraph on page 3 that states that the opinion “is given as if the existing internal laws of the State of Hawaii govern the Guarantees, without regard to whether the Guarantees so provide,” as this assumption is inappropriate.

Response: We respectfully advise the Staff that counsel will revise its opinion based upon the Staff’s comment.

*        *        *

Please note that we will furnish a letter at the time we request acceleration of the effective date of the Registration Statement acknowledging the statements set forth in the Staff’s comment letter.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions or need any additional information, please feel free to contact Christian O. Nagler at (212) 446-4660 of Kirkland & Ellis LLP at your earliest convenience.

Sincerely,

/s/ Michael F. Zendan, II
Michael F. Zendan, II
Senior Vice President, General Counsel and Secretary
Horizon Lines, LLC

cc:	Christian O. Nagler

Kirkland & Ellis LLP

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